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SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

DIGITAL VIDEO SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25387R407

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐     Rule 13d-1(b)
 ☐     Rule 13d-1(c)
 ☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25387R407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital, L.P. ("GBLP") EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 142,224(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 142,224(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,224

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.20%(2)

12.	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 113,483 shares of common stock; and (ii) 28,741 shares issuable upon exercise of out-of-the-money warrants. Glenbrook Capital, L.P. has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power is exercised by its General Partner, Glenbrook Capital Management, a Nevada corporation ("GCM"). GCM disclaims beneficial ownership of such securities.

(2) Beneficial ownership percentage is calculated in accordance with Rule 13d-3(d)(1), based on 2,262,772 shares of Common Stock, as reflected on the face of the Issuer's unaudited balance sheet at September 30, 2005, which is the Issuer's most current balance sheet filed with the Securities and Exchange Commission.

CUSIP No. 25387R407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital Management ("GCM") EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 15,000(3)

	6.	Shared Voting Power 142,224(4)

	7.	Sole Dispositive Power 15,000(3)

	8.	Shared Dispositive Power 142,224(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,224(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82%(5)

12.	Type of Reporting Person (See Instructions) CO

(3) GCM owns directly no shares of Common Stock, but total includes 15,000 shares issuable upon exercise of out-of-the-money warrants owned by GCM.

(4) Includes the following securities owned by Glenbrook Capital, L.P., a Nevada limited partnership ("GBLP" or "Partnership"): (i) 113,483 shares of common stock and (ii) 28,741 shares issuable upon exercise of out-of-the-money warrants. GCM, a corporation, is the General Partner of GBLP and as such, directs the voting and disposition of the portfolio securities of the Partnership. GCM disclaims beneficial ownership of the securities owned by GBLP.

(5) Beneficial ownership percentage is calculated in accordance with Rule 13d-3(d)(1), based on 2,262,772 shares of Common Stock, as reflected on the face of the Issuer's unaudited balance sheet at September 30, 2005, which is the Issuer's most current balance sheet filed with the Securities and Exchange Commission. Without taking into account any securities owned by GBLP, GCM would beneficially own 15,00 shares (all of which are shares issuable upon exercise of out-of-the-money warrants), representing less than 1% of the outstanding shares of the Issuer.

Item 1(a). Name of Issuer:

DIGITAL VIDEO SYSTEMS, INC.

Item 1(b). Address of Issuer's principal executive offices:

357 Castro Street, Suite 5
Mountain View, CA 94041

Item 2(a). Name of persons filing:

GLENBROOK CAPITAL, L.P., a Nevada limited partnership
GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation

Glenbrook Capital Management is the General Partner of Glenbrook Capital, L.P.

Item 2(b). Address or principal business office or, if none, residence:

Glenbrook Capital, L.P. and Glenbrook Capital Management:
P.O. Box 524
Glenbrook, NV 89413

Item 2(c). Citizenship or Place of Organization:

Nevada as to both Glenbrook Capital, L.P. and Glenbrook Capital Management

Item 2(d). Title of class of securities:

Common Stock

Item 2(e). CUSIP No. . 25387R407

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a) ☐     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
(d) ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) ☐     An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐     An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
(j) ☐     Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Inapplicable

Item 4. Ownership

See Rows 5 through 11 of cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Inapplicable

Item 8. Identification and Classification of Members of the Group

Inapplicable

Item 9. Notice of Dissolution of the Group

Inapplicable

Item 10. Certifications

Inapplicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

GLENBROOK CAPITAL, L.P.

By: /s/ Robert W. Lishman
Robert W. Lishman, President
of Glenbrook Capital Management
General Partner

GLENBROOK CAPITAL MANAGEMENT

By: /s/ Robert W. Lishman
Robert W. Lishman, President